SILVERWOOD PARTNERS LLC
SEC FILE NO: 8-53495

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2022

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

SILVERWOOD PARTNERS LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2022

TABLE OF CONTENTS

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53495

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____1/1/2022_____ AND ENDING _____12/31/2022_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silverwood Partners, LLC _____

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Pleasant Street
_____
                                          (No. and Street)

Sherborn   MA   01170
_____
          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Hodson-Walker   508-651-2194   jhw@silverwoodpartners.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, Certified Public Accountants and Associates
_____
                              (Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218   Margate   Florida   33063
_____
(Address)   (City)   (State)   (Zip Code)

                                                  5036
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silverwood Partners, LLC_____, as of December 31_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ELAINE MURRAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 29, 2028

Signature: _____

Title: MANAGING PARTNER

_Elaine Murray_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of **Silverwood Partners, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Silverwood Partners, LLC** (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as **Silverwood Partners, LLC** auditor since 2019.
Margate, Florida
March 1, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

SILVERWOOD PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

ASSETS
Cash | $ | 423,991
Accounts receivable, net | | 31,250

TOTAL CURRENT ASSETS | | 455,241

Property and equipment, net | | 13,631

TOTAL ASSETS | $ | 468,872

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses | $ | 138,873
Commission payable | | 16,113
Due to related party | | 27,894

TOTAL LIABILITIES | | 182,880

MEMBERS' EQUITY | | 285,992

TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 468,872

The accompanying notes are an integral part of this financial statement.

SILVERWOOD PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Note 1 - Organization

Silverwood Partners LLC, (the "Company"), located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies worldwide but primarily in the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company is a limited liability company and shall have perpetual existence until it is dissolved, and its affairs are wrapped up in accordance with its operating agreement.

Note 2 - Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Credit Risk

At certain times, the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for each depositor. The Company has not experienced any losses in such accounts and does not believe they are exposed to any significant credit risks. The Company had approximately $173,991 of cash in excess of the FDIC limit at December 31, 2022.

(c) Accounts Receivable

The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary. Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company charges interest on certain past due accounts receivable and the related interest income is recorded when received. The Company did not record interest income on its past due accounts during 2022. During the year the Company wrote off $13,000 of old receivables deemed uncollectible and recorded this to bad debt expense

Note 2 - Summary of Significant Accounting Policies (continued)

    (d) Property and Equipment

        Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets or lease term, if shorter. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

    (i) Leases

        Effective January 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, Leases ("ASC 842") which requires the Company to recognize a right-of-use asset and liability on the balance sheet for all leases, with the exception of short-term leases. The lease liability will be equal to the present value of lease payments and the right-of-use asset will be based on the lease liability. Adoption of the new standard did not have a material impact on the Company's net income, financial position, and cash flows. The Company does not have any leases which meet the criteria.

Note 3 - Revenue from Contracts with Customers

        The Company did not have any contract assets or contract liabilities as of December 31, 2022. The Company's receivables for the year ended December 31, 2022, are as follows:

Note 3 - Revenue from Contracts with Customers (continued)

Balance at January 1, 2022	$ 65,000
Bad debt allowance rollforward	-
Net change on receivable balances	(20,750)
Less: bad debt expense	(13,000)
Balance at December 31, 2022	$ 31,250

Note 4 - Property and Equipment, Net

Property and equipment, net consists of the following:

Furniture and fixtures	$ 18,021
HVAC	17,960
Land improvements	13,500
Office equipment	9,280
Leasehold improvements	77,542
	136,303
Less accumulated depreciation	122,672
Propert and equipment, net	$ 13,631
Depreciation expense for the year- ended December 31, 2022	$ 825

Note 5 - Related Party Transactions

The Company leases its office from an individual related to the Company's majority member under a non-cancelable operating lease expiring on March 30, 2023. The lease provides for monthly payments of $12,000 and requires the Company to pay real estate taxes and certain other operating expenses. The lease is for a duration of one year. Because of the one-year lease, Accounting For Leases does not apply.

The Company had $27,894 owed to the related party member at December 31, 2022, which is included in due to related party in the accompanying statement of financial condition.

Note 6 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2022 the Company had net capital of $241,111 which was $228,919 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is 0.76 to 1.

Note 7 - <u>Contingencies</u>

In March of 2020, The United States of America declared a COVID -19 pandemic. Throughout the ongoing pandemic crisis, the Company continued its business operations without interruption. The Company utilized remote software to conduct virtual meetings. Although the risks of COVID-19 are still present, the Company is confident it will not have an impact on its business going forward.

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate.

Note 10 - <u>Subsequent Events</u>

The Company has evaluated subsequent events through March 1, 2023, the date the financial statements were approved and authorized for issuance by management. The Company did not recognize any subsequent events to disclose.